SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo,  March 31st , 2003 - Net Serviços de Comunicação  S.A.,  former Globo
Cabo S.A. (Bovespa:  PLIM4 and PLIM3; Nasdaq: NETC; Latibex:  XNET), the largest
Pay-TV  multi-service  operator  in Latin  America,  an  important  provider  of bi-directional  broadband  Internet  access  (Vírtua)  and  multimedia  and data communication  services  for  corporate  networks,  states  its 4Q02  U.S.  GAAP
Consolidated Cash Flows.

This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET's management concerning the future of the business  and its  continued  access to capital to fund the  Company's  business plan.  Such  forward-looking  statements  depend,  substantially,  on changes in
market  conditions,   government   regulations,   competitive   pressures,   the
performance of the Brazilian  economy and the industry,  among other factors and risks disclosed in NET's filed disclosure documents and are, therefore,  subject to change without prior notice.

Contacts:

Marcio Minoru Miyakava                  Lu Yuan Fang
(5511) 5186-2811                        (5511) 5186-2637
minoru@netservicos.com.br               lfang@netservicos.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.